Exhibit 99.6

ORLA MINING LTD.

CODE OF BUSINESS CONDUCT AND ETHICS

INTRODUCTION

This Code of Business Conduct and Ethics (the “Code”) applies to all employees, officers and members of the Board of Directors (the “Board”) of Orla Mining Ltd. (the “Company” or “Orla”) as well as consultants and contractors to the Company (each a “Representative”). The Code covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide all Representatives. Consultants and contractors retained by the Company are expected to conduct themselves in accordance with these principles in their activities relating to the Company. It is the responsibility of the employee, director or officer retaining a consultant or contractor to ensure that they are aware of the contents of this Code and that the consultant or contractor agrees to abide by its provisions in its dealings with and on behalf of the Company.

The Company requires high standards of professional and ethical conduct from all Representatives. Our reputation for honesty, integrity and accountability is important for the success of our business.

Representatives will be held accountable for their adherence to the Code. Failure to observe the terms of the Code may result in disciplinary action, up to and including termination of employment, engagement or removal from the Board of Directors. Violations of the Code may also constitute violations of law and may result in civil or criminal penalties.

REPRESENTATIVES WHO ARE IN A SITUATION THAT THEY BELIEVE MAY VIOLATE OR LEAD TO A VIOLATION OF THIS CODE ARE ENCOURAGED TO TALK TO SUPERVISORS, MANAGERS OR OTHER APPROPRIATE PERSONNEL ABOUT THE BEST COURSE OF ACTION TO TAKE IN A PARTICULAR SITUATION.

1.	COMPLIANCE AND REPORTING

Compliance with all applicable laws and regulations is essential to the conduct of the Company’s business and is the foundation on which the Company’s ethical standards are built. Representatives have a responsibility to meet and exceed the standards contemplated in the laws and regulations of each country in which the Company operates. Orla expects Representatives to take all reasonable action to prevent a violation of this Code, to identify and immediately raise potential ethical issues facing Orla and to seek guidance when necessary.

If a Representative has any questions regarding the best course of action to take in a particular situation or suspects a possible violation of a law, regulation or of this Code, then such person should promptly contact the Chief Financial Officer who, depending on the issue raised will convey any concern to the Chair of the Audit Committee or to the Chief Executive Officer as the case may require. Every reasonable effort will be made to ensure the confidentiality of those furnishing information. Concerns which regard the Chief Financial Officer should be addressed to the Chair of the Audit Committee. If an employee, officer or director prefers to report an allegation or ethical issue anonymously, he or she must provide enough information about the incident or situation to allow the Chief Financial Officer or the Chair of the Audit Committee, as the case may be, to investigate properly.

Orla encourages Representatives to raise possible ethical issues and will not tolerate retaliatory action against any individual for raising legitimate concerns or questions regarding ethics matters or for reporting suspected violations in good faith.

2.	CONFLICTS OF INTEREST

All Representatives have an obligation to act in the best interests of Orla.

A “conflict of interest” occurs when an individual’s private interest improperly interferes, or appears to interfere, with the interests of Orla. A conflict situation can arise when an individual (i) has personal interests that conflict, or appear to conflict, in any way, with the interests of the Company; (ii) takes action for his or her direct or indirect benefit or the direct or indirect benefit of a third party that is in conflict with the interests of the Company; (iii) receives, directly or indirectly, improper personal benefits as a result of his or her position in the Company; or (iv) takes actions or has private interests that may make it difficult to perform his or her work objectively and effectively.

Any activity that could give rise to conflicts of interest is prohibited unless specifically approved in advance. Where a conflict involves a Board member (e.g. where a Board member has an interest in a material contract or material transaction involving the Company), the Board member involved will be required to disclose his or her interest to the Board and refrain from voting on the matter giving rise to the conflict, in accordance with applicable law. Where a conflict involves a senior officer, approval of the Board will be required. Where a conflict involves an employee or a consultant, approval of a member of senior management will be required.

It is not always easy to determine whether a conflict of interest exists. In the event that any potential conflict of interest arises, and the individual involved is an employee of the Company, the individual involved must immediately notify his or her direct supervisor who may contact a senior officer of the Company, if appropriate. If the individual is an officer or director of the Company, he or she must immediately notify a senior officer or director of the Company who will assess the issue with, if necessary, the advice of legal counsel.

3.	CORPORATE OPPORTUNITIES

Representatives are prohibited from taking for themselves personally opportunities that arise as a result of their position with the Company except where the Board, after receiving the necessary information concerning such opportunity and receiving advice of legal counsel, has elected not to avail itself of the opportunity in compliance with applicable corporate law.

If a Representative has any doubt as to whether any activity they are contemplating violates this requirement, he or she must refer the issue to a member of senior management who will assess the issue with, if necessary, the advice of legal counsel.

4.	FAIR DEALING / COMPETITIVE PRACTICES

Representatives should endeavour to deal fairly with Orla’s counterparties, suppliers, competitors and their employees. No Representative may take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

The Company firmly believes that fair competition is fundamental to the continuation of the free enterprise system. The Company complies with and supports laws that prohibit restraint of trade, unfair practices or abuse of economic power. Accordingly, the Company will not enter into arrangements that unlawfully restrict its ability to compete with other businesses, or the ability of any other business organization to compete freely with the Company. The Company’s policy also prohibits it from entering into or discussing any unlawful arrangement or understanding that may result in unfair business practices or anticompetitive behaviour.

5.	DOMESTIC AND FOREIGN OFFICIALS

The Company specifically prohibits bribery of public officials and third parties and requires compliance with all anti-corruption and other applicable laws in the countries where the Company does business, including, but not limited to, the Corruption of Foreign Public Officials Act (Canada) and the Foreign Corrupt Practices Act (United States) (together, the “Acts”).

Such laws make it illegal for any person, in order to obtain or retain an advantage in the course of business, directly or indirectly, to offer or agree to give or offer a loan, reward, advantage or benefit of any kind to a domestic or foreign public official or to any person for the benefit of a public official. Foreign public officials include persons holding a legislative, administrative or judicial position of a foreign state, persons who perform public duties or functions for a foreign state (such as persons employed by board, commissions or government corporations), officials and agents of international organizations, foreign political parties and candidates for office.

Although “facilitated payments” or certain other transactions may be exempted or not illegal under applicable law, the Company’s policy is to avoid them. Even the appearance of impropriety in dealing with public officials is improper and unacceptable. Representatives who have questions about the application of this policy to a particular situation, should contact a senior officer of the Company who, with the advice of counsel as necessary, will determine acceptability from both a legal and a corporate policy point of view.

A violation of anti-corruption laws, including the Acts, is a criminal offence, subjecting the Company to substantial fines and penalties and any Representative acting on behalf of the Company to imprisonment and fines. Violation of this policy may result in disciplinary actions up to and including discharge from the Company. Please refer to the Company’s Anti-Corruption and Anti-Bribery Policy for further details.

6.	GIFTS & ENTERTAINMENT

Representatives should not use their position with the Company for personal gain or to obtain a personal benefit from other employees or from those doing or seeking to do business with the Company. Actions taken and decisions made must be on an impartial and objective assessment of the facts in each situation, free from the influence of gifts, which may adversely affect one’s judgment.

Customers, suppliers, contractors, consultants and others doing or seeking to do business with the Company must be selected and dealt with in an impartial manner, without favour or preference based upon any considerations other than the best interests of the Company. Therefore, Representatives cannot accept or provide, directly or indirectly, for personal benefit, payments, services, loans, other compensation or benefits from or to a customer, supplier, contractor, consultant, or other individual or entity that does or seeks to do business with, or is a competitor of, the Company if it could reasonably be considered to be extravagant and/or improperly influencing the Company’s business relationship with, or creating an obligation to, the recipient.

This prohibition does not prevent Representatives from accepting or providing modest gifts or entertainment that are customarily provided to foster important business relationships and which do not (and could not reasonably be perceived to) influence business decisions or compromise our independent judgment. The following are guidelines regarding gifts and entertainment:

(a)	Modest gifts, such as logo items, pens, calendars, caps, shirts and mugs are acceptable;
(b)	Reasonable invitations to business-related meetings, conventions, conferences or product training seminars may be accepted;
(c)

Invitations to social, cultural or sporting events may be accepted if the cost is reasonable and attendance serves a customary business purpose such as networking (e.g. meals, holiday parties and tickets); and

(d)

Invitations to golfing, fishing, sports events or similar trips that are usual and customary for the Representative’s position within the Company and the industry and promote good working relationships with customers and suppliers may be accepted.

7.	INSIDER TRADING

Representatives should be aware that there are statutory prohibitions against and penalties for buying or selling shares when the Representative is aware of material information about Orla that has not yet been made public. Information that could reasonably be expected to affect the market price or value of Orla’s shares is considered to be “material information.”

Securities laws ban using material information that has not been disclosed to the public when buying or selling shares (“insider trading”) and passing on this information to others for their use when buying or selling shares (“tipping”). For example, giving confidential information to a relative or friend, who then buys or sells shares of Orla based on that information, is illegal on the part of both parties.

Representatives are required to, among other things, (i) always maintain the confidentiality of all material undisclosed information about the Company; (ii) never trade in securities of the Company when aware of material undisclosed information about the Company; and (iii) always comply with the rules and procedures set out in this Code and all securities laws and regulations.

Insider trading and tipping are serious violations of the law and can result in severe penalties and criminal charges, including imprisonment. Please refer to Orla’s Insider Trading Policy for further details.

8.	CONFIDENTIAL INFORMATION

Representatives should keep all confidential information in strict confidence, except when disclosure is expressly authorized by the Company or legally mandated. Confidential information includes, among other things, all non-public information that may be of use to competitors, or harmful to the Company, if disclosed. It also includes information that suppliers and partners have entrusted to the Company and its Representatives.

Inquiries from the press, media, investors, or the public regarding Orla should only be answered by the officers or employees designated to respond to such inquiries under the Company’s Corporate Disclosure Policy.

A Representative’s obligation to safeguard Orla’s confidential information continues after his or her employment with the Company ends.

See the Company’s Corporate Disclosure Policy for further details.

9.	HARASSMENT OR DISCRIMINATION

The Company is committed to fostering a work environment of mutual respect and tolerance for diversity and will not tolerate and is dedicated to preventing bullying and harassment of any kind.

Examples of conduct or comments that might constitute bullying or harassment include verbal aggression or insults, unwanted physical contact, sexual advances with or without actual or implied work-related consequences, sexual jokes or innuendos, calling someone derogatory names, harmful hazing or initiation practices, vandalizing personal belongings and spreading malicious rumours.

The Company also supports the principle that every individual must be accorded an equal opportunity in all aspects of employment. The Company is committed to maintaining a work environment free from discriminatory practices of any kind. The Company expressly prohibits discrimination against any employee or applicant because of race, religion, color, sex, sexual orientation, age, national or ethnic origin, or physical disability (unless demands of the position are prohibitive).

No Representative shall engage in any behaviour which would, directly or indirectly, discriminate based upon race, religion, color, sex, sexual orientation, age, national or ethnic origin, or physical disability.

Any individual who believes that he or she has been subjected to bullying, harassment or discrimination should immediately contact a member of senior management of the Company or the Chair of the Audit Committee. The identity of such individual involved will be kept strictly confidential and will not be revealed by the Company’s management or the Chair or the Audit Committee, as the case may be, without such individual’s permission. The alleged bullying, harassment or discrimination will be thoroughly investigated and documented by the Company and appropriate action will be taken. See the Company’s Workplace Bullying, Harassment and Violence Policy for additional details.

10.	ENVIRONMENT, HEALTH AND SAFETY

Orla believes that sound environmental and occupational health and safety management practices are in the best interests of its business, its employees, its shareholders, and the communities in which it operates. Orla is committed to conducting its business in accordance with recognized industry standards and applicable environmental and occupational health and safety laws and regulations.

We expect all Representatives to promote a positive working environment for all and to consult and comply with all Company rules regarding workplace conduct and safety. All individuals should immediately report any unsafe or hazardous conditions or materials, injuries, and accidents connected with Orla’s business and any activity that compromises Company security to such individual’s supervisor or a member of management. Representatives are prohibited from working under the influence of any substances or behaving in any way that would impair the safety of others. See the Company’s Environmental, Sustainability, Health and Safety Policy, Corporate Social Responsibility Policy, Indigenous Peoples Policy and Climate Change Policy for additional detail.

11.	HUMAN RIGHTS

The Company is committed to respecting internationally recognized human rights, across all of its projects and operations. The recognition of, and respect for, human rights is an essential component of the Company’s conduct and ethical values and underlies its commitment to ethical business conduct and corporate social responsibility wherever it operates. The Company seeks to integrate human rights best practices into the Company’s management, business relationships, governance structures and programs.

The Company expects all Representatives to respect the human rights of all stakeholders and local communities in which the Company conducts business. The Company also expects its suppliers to prevent child and forced or compulsory labour and other forms of modern slavery, avoid discrimination and observe workers’ rights by respecting freedom of expression. No human rights violation by the Company or any Representative will be tolerated. Please refer to the Company’s Human Rights Policy for additional detail.

12.	PROTECTION AND PROPER USE OF ORLA ASSETS

All Representatives should endeavor to protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s operations. Any suspected incidents of fraud or theft should be immediately reported to an individual’s supervisor or to a member of senior management for investigation.

Company assets, such as funds, products or computers, mineral samples and data may only be used for legitimate business purposes or other purposes approved by management. Company assets may never be used for illegal purposes. Representatives may not use materials, equipment or other assets of the Company for any unauthorized purpose. Representatives ceasing employment or engagement with the Company shall return all documents, data and other property belonging to the Company, including without limitation, computer hardware and software, databases, cellular phones, credit cards, books, etc.

13.	INTEGRITY OF RECORDS AND FINANCIAL DISCLOSURE

As a public company, it is of critical importance that the Company’s financial filings with the appropriate regulatory authorities be accurate and timely. Depending on their position with the Company, an employee, officer or director may be called upon to provide necessary information to ensure that the Company’s public financial and other reports are complete, fair and understandable. Representatives must comply with prescribed accounting, internal accounting, and auditing procedures and controls at all times. All records must accurately reflect and properly describe the transactions they record. All assets, liabilities, revenues and expenses must be properly recorded on a timely basis in the books of the Company. Every Representative must be vigilant in preventing fraud and dishonesty, and report immediately any evidence of wrongdoing.

If a Representative has concerns or complaints regarding accounting or auditing issues, he or she is encouraged to talk to supervisors, managers or other appropriate personnel when in doubt about the best course of action and, if appropriate, submit those concerns to the Chair of the Audit Committee.

14.	USE OF E-MAIL AND INTERNET SERVICES

E-mail and internet systems are provided to help Representatives do work. Incidental and occasional personal use is permitted, but never for personal gain or any improper purpose and shall not interfere with Representative’s duties. Additionally, “flooding” systems with junk mail and trivia hampers the ability of our systems to handle legitimate Company business and is prohibited. Access, transmission and downloading of any information that could be insulting or offensive to another person, such as sexually explicit messages, racial, ethnic or sexual slurs, or messages that could be viewed as harassment are expressly prohibited.

E-mail and internet systems and electronic data contained therein are the property of the Company and there is no expectation of privacy for those who use these systems. Unless prohibited by law, the Company reserves the right to access and disclose information contained on information technology systems as necessary for business purposes.

15.	COMPLIANCE AND REPORTING

The Company expects Representatives to take all responsible steps to prevent a violation of this Code. Any Representative who observes or otherwise becomes aware of any illegal or unethical behaviour shall report the violation as soon as reasonably possible. Representatives are encouraged to talk to supervisors, managers or other appropriate personnel when in doubt about the best course of action to take in a particular situation. Representatives may also contact a member of senior management or the Chair of the Audit Committee if appropriate.

The Company has also put in place an independent and confidential alternative reporting channel (web access: www.orlamining.confidenceline.net) to provide other means to raise and report ethics-related concerns. This alternative, which is available in English and Spanish, may be used anonymously and is administered by an independent third party to protect confidentiality and ensure proper escalation and follow-ups. All reports received will be treated with confidentiality to the extent permitted by law. All efforts will be made to ensure that the report and the identity of the reporter are only known to those directly involved in the assessment or investigation of the case.

As mentioned above, anonymous reporting is available. If you wish to do so, you may withhold from disclosing your identity when making a report. Please make sure to leave a communication channel open for follow-up questions and notifications if you decide to remain anonymous.

It is the policy of the Company not to allow retaliation for reports made of violations of this Code by others made in good faith. Retaliation in any form against an individual who reports a violation of this Code in good faith, or who assists in the investigation of a reported violation, is itself a serious violation of this Code. Acts of retaliation should be reported immediately to the individual’s supervisor or senior management, and the persons involved will be disciplined appropriately.

The Company has adopted an internal Whistleblower Policy. Please refer to it for further details. The Whistleblower Policy provides for a formal process for submitting complaints regarding accounting, internal accounting controls, auditing matters or fraud, with the ability to submit such reports on an anonymous basis. Employees are expected to cooperate in internal investigations of misconduct. These matters will be treated with discretion and diligence. If you wish to report an allegation anonymously, you must provide enough information about the incident or situation to allow the Company to investigate properly.

16.	WAIVERS OF THIS CODE

From time to time, Orla may waive certain provisions of this Code. Waivers generally may be granted only by the Chief Executive Officer or the Chief Financial Officer. However, any waiver of the provisions of this Code for directors and executive officers, including the Chief Executive Officer and Chief Financial Officer may be made only by the Board or a committee of the Board and may be disclosed to shareholders as required by applicable rules and regulations.

17.	CERTIFICATION

Each employee, officer and director will be required to certify on an annual basis that he or she has read this Code and is in compliance with it. The Code of Business Conduct and Ethics Certification Form attached to this Code as Schedule “A” will be distributed annually.

ADOPTED AND APPROVED BY THE BOARD ON DECEMBER 6, 2016.

AMENDED AND APPROVED BY THE BOARD ON AUGUST 23, 2018.

FURTHER AMENDED AND APPROVED BY THE CORPORATE GOVERNANCE & NOMINATING COMMITTEE AND THE BOARD ON NOVEMBER 12, 2020.

FURTHER AMENDED AND APPROVED BY THE CORPORATE GOVERNANCE & NOMINATING COMMITTEE AND THE BOARD ON NOVEMBER 13, 2023.

Schedule “A”

ORLA MINING LTD.

Code of Business Conduct and Ethics Certification

I acknowledge that I have reviewed the Code of Business Conduct and Ethics (the “Code”) of Orla Mining Ltd. (the “Company”) and understand that I have an obligation to fully adhere to these policies and principles. I certify that I have not violated the provisions of the Code and, after due enquiry, I am not aware of any violations of the Code by other persons within my area of responsibility.

In particular, I acknowledge and affirm that in carrying out my responsibilities, I agree to adhere to the Code and I further agree that I have not, and will not, and will ensure that no person acting on my behalf or at my direction will, offer, promise, pay, or give, or authorize the offer, promise, payment, or giving of, any financial or other advantage, including money or anything of value, whether by direct or indirect means, to any person for the purpose of obtaining or retaining business, inducing that person or any other person to act, rewarding him/her for acting, or securing an improper advantage, improperly or otherwise. I certify that I have no knowledge that I or anyone acting on my behalf or at my direction has engaged or is engaging in such activities.

I also certify that I am using my best efforts to effectively implement the Code in a prompt and timely manner. I understand that I will be subject to disciplinary actions, including potential termination of my relationship and/or employment with the Company as a result of breaching any provision of the Code.

By:
Signature

Printed Name

Date: